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02021158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PROCESSED
JUN 19 2002
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: One Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3424 Peachtree Road NE, Suite 2100
(No. and Street)

Atlanta (City) Georgia (State) 30326-1156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken Felts 404.504.3817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gifford, Hillegass & Ingwersen
(Name – *if individual, state last, first, middle name*)

1200 Ashwood Parkway, Suite 300 (Address) Atlanta (City) Georgia (State) 30338-5150 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 20 2002
513

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OK-UF 6-17-02

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Kenneth L. Felts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of One Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTEN T WORLEY MY COMMISSION EXPIRES FEB 12 2006 COBB COUNTY, GEORGIA NOTARY PUBLIC

Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC RECEIVED
FEB 28 2002
340

ONE SECURITIES CORPORATION

FINANCIAL STATEMENTS

For the Year Ended December 31, 2001

with
Independent Auditors' Report

GH&I
Gifford, Hillegass & Ingwersen, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ONE SECURITIES CORPORATION

TABLE OF CONTENTS

December 31, 2001

GH&I
Gifford, Hillegass & Ingwersen, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1200 ASHWOOD PARKWAY
SUITE 300
ATLANTA, GA 30338
(770) 396-1100 FAX: (770) 393-0319

233 PEACHTREE STREET, SUITE 815
HARRIS TOWER – PEACHTREE CENTER
ATLANTA, GA 30303-1506
(404) 586-0036 FAX: (404) 589-8082

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
One Securities Corporation

We have audited the accompanying balance sheets of One Securities Corporation as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of One Securities Corporation as of December 31, 2001, and results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note C to the financial statements, the Company is a party to legal actions with a former stockholder. The ultimate outcome and resolution of these legal actions cannot be estimated with certainty by management at this time.

Gifford, Hillegass & Ingwersen, P.C.
GIFFORD, HILLEGASS & INGWERSEN, P.C.

Atlanta, Georgia
January 18, 2002

ONE SECURITIES CORPORATION

BALANCE SHEET

December 31, 2001

ASSETS

Current Assets	
Cash and cash equivalents	$ 3,103,399
Commissions receivable	243,565
Prepaid expenses	15,973
TOTAL CURRENT ASSETS	3,362,937
TOTAL ASSETS	$ 3,362,937

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accrued commissions	$ 533,865
Long-Term Liabilities	
Subordinated debt (Note B)	1,080,873
Deferred rent (Note D)	320,484
TOTAL LONG-TERM LIABILITIES	1,935,222
Commitments and Contingencies (Notes C, D, and G)	
Stockholders' Equity (Notes A and C)	
Common stock, $.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	1
Paid-in capital	100
Retained earnings	1,427,614
TOTAL STOCKHOLDERS' EQUITY	1,427,715
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,362,937

See accompanying notes.

ONE SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2001

Revenue	
Commissions	$ 14,459,956
Administrative fees	105,301
Expense billings	23,896
Interest income	97,567
Other income	-
	14,686,720
Commission Expense	3,989,824
NET REVENUE	10,696,896
Operating Expenses (Note B)	
Personnel expense	4,740,481
Business promotions	456,228
Data processing expense	42,791
Insurance expense	61,764
General and administrative expense	5,210,486
TOTAL OPERATING EXPENSES	10,511,750
INCOME FROM OPERATIONS	185,146
Other Expense	
Interest expense	(84,732)
NET INCOME	$ 100,414

See accompanying notes.

ONE SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2001

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2000	$ 1	$ 100	$ 2,365,564	$ 2,365,665
Distribution to stockholders	-	-	(1,038,364)	(1,038,364)
Net income	-	-	100,414	100,414
Balance at December 31, 2001	$ 1	$ 100	$ 1,427,614	$ 1,427,715

See accompanying notes.

ONE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

Cash Flows from Operating Activities		
Net income	$	100,414
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in deferred rent		(43,211)
Decrease (increase) in:		
Commission receivable		1,846
Due from affiliates		-
Prepaid expenses		(14,007)
Increase in:		
Accrued commissions		522,501
Accrued interest		84,732
NET CASH PROVIDED BY OPERATING ACTIVITIES		652,275
Cash Flows from Financing Activities		
Distribution to stockholders		(1,038,364)
NET CASH USED BY FINANCING ACTIVITIES		(1,038,364)
Decrease in Cash and Cash Equivalents		(386,089)
Cash and Cash Equivalents at Beginning of Year		3,489,488
Cash and Cash Equivalents at End of Year	$	3,103,399

See accompanying notes.

ONE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: One Securities Corp. ("OSC") was incorporated in Georgia on July 26, 1989. OSC was merged into Giotto, Inc. ("Giotto") on April 27, 1999. Since the ownership of Giotto was substantially the same as OSC, the merger was accounted for as a recapitalization. A former OSC stockholder is not a stockholder in Giotto. Therefore, his shares of OSC stock were canceled and converted into a right to receive $715,000 in consideration for his shares. The remaining shares of OSC stock were retired. Giotto, the surviving entity in the merger, then changed its name to One Securities Corporation (the "Company"). Reference is made to Note C for additional information.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company specializes in the design, funding, and administration of life insurance plans which meet the needs of nonqualified executive benefit programs of Fortune 500 corporations.

Cash Equivalents and Credit Risk: Cash equivalents include money market funds held in a Working Capital Management Account with a large brokerage firm. These funds are insured up to $500,000 for cash and $49,500,000 for securities for each customer.

Income Taxes: The Company has elected to be taxed under the S Corporation rules of the Internal Revenue Code. Under those rules, the Company is not subject to federal and state corporate income taxes. A proportionate share of the Company's income or loss is reported on each stockholders' individual income tax return. Therefore, no income tax effects are included in the accompanying financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain report amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B—RELATED PARTY TRANSACTIONS

The Company has an administrative service agreement with an affiliated company (the "affiliate") whereby certain operating expenses are paid by the affiliate on the Company's behalf. The Company then reimburses the affiliate for these expenses plus a 15% management fee. Personnel costs related to employees who are assigned to the Company for a portion of their time are prorated in accordance with the terms of the agreement. Other operating costs are allocated based on estimated usage.

NOTE B—RELATED PARTY TRANSACTIONS—Continued

Allocated costs for the year December 31, 2001 are:

Commissions	$ 3,236,598
Personnel expenses	1,503,798
Business and promotions	455,908
Data processing expense	42,791
Insurance expense	61,764
Rent expense	268,234
General and administrative	1,049,188

In addition, the Company pays the affiliate $77,067 per month for the rental of furniture, fixtures and equipment.

The Company has an agreement with another affiliated company whereby the affiliate provides administrative services to certain of the Company's clients. Administration fees of $1,589,520 were paid under this arrangement during 2001.

As of December 31, 2001, the Company had notes payable and accrued interest due to affiliates totaling $1,080,873. The notes bear interest at 9.75% and are due with accrued interest on June 24, 2002. The notes and accrued interest are subordinated to all other obligations of the Company. In addition, payment of principal and interest is contingent on the net capital position of the Company as further described in the loan agreements. Management's plans are to refinance the notes prior to their maturity.

NOTE C—LITIGATION WITH FORMER STOCKHOLDER

In connection with the merger transaction described in Note A, the Company is liable for a distribution to a former stockholder. However, the former stockholder attempted to exercise dissenter's rights to prevent the merger. The Company filed a court action seeking a declaration that the former stockholder is not entitled to assert dissenter's rights in connection with the corporate merger. Alternatively, the Company seeks judicial appraisal of the shares under Georgia's dissenters' rights statute. On September 30, 1999 the former stockholder filed a counterclaim. The counterclaim seeks unspecified compensatory damages on the grounds that the merger was invalid. During 2000 both parties filed motions for summary judgment. On October 15, 2001 the Court granted OSC's motion for summary judgment holding that the former stockholder was not entitled to assert dissenter's rights and holding that the mergers were valid. In the same order, the Court denied the former stockholder's motion for summary

NOTE C—LITIGATION WITH FORMER STOCKHOLDER—Continued

judgment. Subsequently, the former stockholder filed an appeal. Based on the current status of these legal actions, management believes that the amount of the ultimate resolution of these legal actions cannot be estimated with certainty at this time and no liability has been recorded as of December 31, 2001.

NOTE D—COMMITMENTS

Effective December 1, 1999 the Company entered an operating lease for office space through May 30, 2009. The lease allowed for deferral of rent payments until December 1, 2000 and for rent escalations above the base monthly rental based on increases in building operating costs beginning in 2001 as further described in the lease.

Total future minimum lease payments are as follows:

Year ending December 31:		
2002	$	644,338
2003		644,338
2004		644,338
2005		644,338
2006		644,338
Thereafter		1,557,150

In addition, the Company has operating leases for various office equipment with termination dates extending through December 2004. Future minimum lease payments are as follows:

Year ending December 31:		
2002	$	44,724
2003		35,104
2004		19,712

The lease payments are made by an affiliated company under an administrative agreement. The related expense is then allocated between several affiliated companies. See Note B.

NOTE E—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule.

SUPPLEMENTAL INFORMATION

ONE SECURITIES CORPORATION

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2001

Computation of Net Capital				
Total stockholders' equity			$	1,427,715
Liabilities subordinated to claims of general creditors				1,080,873
Total capital and allowable subordinated liabilities				2,508,588
Deduct nonallowable assets				
Prepaid expenses	$	15,973		
Haircut on money market investment		59,815		
Total nonallowable assets				75,788
Net capital			$	2,432,800
Computation of Aggregate Indebtedness				
Accrued commissions			$	533,865
Deferred rent				320,484
Total aggregate indebtedness			$	854,349
Computation of Minimum Net Capital Requirement				
Net capital			$	2,432,800
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness of $854,349)				56,959
Net capital in excess of requirement			$	2,375,841
Ratio of aggregate indebtedness to net capital				0.35

ONE SECURITIES CORPORATION

Schedule II

OTHER INFORMATION

December 31, 2001

The following statements and computations are not applicable at December 31, 2001, and for the period then ended and, accordingly, are not included herein:

(a) Statement of changes in liabilities subordinated to claims of creditors.

(b) Computation for determination of the reserve requirements under Exhibit A of S.E.C. Rule 15c3-3.

(c) Information relating to the possession or control requirements under S.E.C. Rule 15c3-3.

(d) Schedules of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

GH&I
Gifford, Hillegass Ingwersen, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1200 ASHWOOD PARKWAY
SUITE 300
ATLANTA, GA 30338
(770) 396-1100 FAX: (770) 393-0319

233 PEACHTREE STREET, SUITE 815
HARRIS TOWER – PEACHTREE CENTER
ATLANTA, GA 30303-1506
(404) 586-0036 FAX: (404) 589-8082

To the Board of Directors
One Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of One Securities Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, P.C.

GIFFORD, HILLEGASS & INGWERSEN, P.C.

January 18, 2002